Exhibit 99.7

PRESS RELEASE

Integrated Power & Renewables: TotalEnergies Launches in
Belgium Its Largest Battery Energy Storage Project in Europe

Paris, May 15, 2023 – TotalEnergies has launched at its Antwerp refinery (Belgium), a battery farm project for energy storage with a power rating of 25 MW and capacity of 75 MWh, equivalent to the daily consumption of close to 10,000 households.

A First Flagship Energy Storage Project in Belgium

After commissioning four battery parks in France offering total energy storage capacity of 130 MWh, this project will be the Company's largest battery installation in Europe. The batteries, 40 Intensium Max High Energy lithium-ion containers, will be supplied by Saft, the battery subsidiary of TotalEnergies, confirming its position as European leader in industrial-scale stationary storage with this project.

The installation, which will be operational by the end of 2024, will help meet the needs of the European and Belgian high-voltage transmission network 24/7 by:

•	Smoothing power fluctuations in the national grid on a daily basis, particularly during peak winter periods.
•	Guaranteeing grid security by participating actively in the national grid's reserve services.
•	Allowing more renewable electricity to be integrated into the grid.

Essential for the Development of Renewable Energies

TotalEnergies is delighted to develop this storage project, which will compensate for the intermittency introduced by renewable energies and thus enable their development. Batteries are an effective response to the growing need for grid balancing. They can be deployed quickly, have a limited footprint and high reactivity. As a result, they can help meet the new challenges facing power grids today.

This project, located on the Antwerp refinery site, will benefit from the available land and the site’s grid connection. It is a new step in TotalEnergies' development of battery energy storage systems (BESS) which strengthens the Company's presence across the entire electricity value chain in Belgium (production, storage, supply).

“This first storage project in Belgium – our largest in Europe – will help ensure the stability of the Belgian and European grids to allow for greater development of renewable energies. It fits in perfectly with the multi-energy strategy of TotalEnergies. Backed by Saft's battery energy storage system expertise, TotalEnergies intends to deploy storage solutions – notably in countries where we are actively developing renewable energies. With its energy storage solutions, TotalEnergies supports the growth of renewable energy production in the European energy mix," said Olivier Jouny, Senior Vice President Integrated Power at TotalEnergies.

TotalEnergies and electricity in Belgium

In Belgium, TotalEnergies is a major player in the entire electricity value chain. As an electricity supplier, the company has a portfolio of 450,000 BtC sites and around 100,000 BtB sites. To supply them with energy, TotalEnergies relies in particular on the Marchienne-au-Pont CCGT power plant (430 MW), the Plate-Taille hydroelectric dam (140 MW), and a wind farm located in the Belgian waters of the North Sea (300 MW). TotalEnergies is also developing solar and onshore wind projects, with a portfolio of 300 MW. In electric mobility, TotalEnergies has 5,100 recharging points in operation (35% on the road, 20% at home and 45% in offices) and 7,000 recharging points under development. TotalEnergies operates charging points in major Belgian cities such as Antwerp, Brussels, Ghent and Flanders.

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of 2022, TotalEnergies' gross renewable electricity generation installed capacity was 17 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).